SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-54191

NOTIFICATION OF LATE FILING

☐ Form 10-K       ☐ Form 11-K       ☐ Form 20-F       ☒ Form 10-Q       ☐ Form N-SAR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	SINO AGRO FOOD, INC.
Address of principal executive office	Room 3801, China Shine Plaza, No. 9 Lin He Xi Road
City, state and zip code	Tianhe District, Guangzhou City, PRC

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended March 31 ,2018 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lee Yip Kun Solomon	(860)	20 22057860
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenues generated from sale of goods decreased by approximately $26 million, or 45%, from approximately $57 million for the quarter period ended March 31, 2017 to approximately $31 million for the same period ended March 31, 2018.

The decrease was primarily due to decrease in revenue from the following sectors:

(i)	Qinghai Sanjiang A Power Agriculture Co. Ltd.’s combined sales in live cattle, feed stocks and fertilizer dropped $1.7 million (or -21%) from Q1 2016’s $8.1m to Q1 2017’s $6.4m.
(ii)	Hunan Shenghua A Power Agriculture Co. Ltd.’s sales of fertilizer decreased by $0.4m (-14%) from Q1 2017’s $2.76m to Q1 2018’s $2.36m
(iii)	Cattle farm (Macau Eiji Company Limited) sector decreased by $3.4m (-41%) from $8.4 million in Q1 2017 to $5.0 million in 2018 Q1
(iv)	The Corporate (SIAF trading) sector fell by $6.7m (-29%) from $23.1 million in Q1 2017 to $16.4 million in 2018 Q1.

The Company’s revenues generated from project development decreased by approximately $11 million, or 81%, from $13 million for the quarter period ended March 31, 2017 to $2 million for the same period ended March 31, 2018.

The primary reason for the decrease in development revenue was due to Tri-Way Industries Ltd., having insufficient cash-flow during Q1 to spend on farm development, thus reducing Capital Award Inc.’s consulting service and turnkey contracting services income during the quarter. At this time, Tri-Way Industries Ltd. represents the majority of contracted development by Capital Award Inc.

SINO AGRO FOOD, INC.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 14, 2018	/s/ Lee Yip Kun Solomon
By: Lee Yip Kun Solomon Title: Chief Executive Officer